Filed pursuant to Rule 433

May 19, 2008

Relating to

Preliminary Prospectus Supplement dated May 19, 2008 to

Prospectus Dated November 3, 2006

Registration Statement No. 333-138437

Genworth Financial, Inc.

$ 600,000,000

6.515% Senior Notes Due 2018

Issuer:	Genworth Financial, Inc.

Type of Transaction:	SEC Registered

Anticipated Credit Ratings:	A2 (Moody’s) / A (S&P) / A (Fitch)

Securities:	6.515% Senior Notes due 2018

Trade Date:	May 19, 2008

Settlement Date:	May 22, 2008 (T+3)

Final Maturity Date:	May 22, 2018

Principal Amount:	$ 600,000,000

Price to Public:	100% of principal amount

Gross Underwriting Discount:	0.45%

Net Proceeds to Issuer:	$ 597,300,000

Spread to Benchmark Treasury:	+ 2.65%

Benchmark Treasury (yield):	3.875% due May 15, 2018 (3.865%)

Re-offer Yield:	6.515%

Coupon:	6.515%

Record Dates:	May 1 and November 1 of each year beginning on November 1, 2008

Interest Payment Dates:	Semi-annual; payable on May 22 and November 22 beginning on November 22, 2008

Optional Redemption:	T + 0.40%

Day Count:	30/360

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	37247DAK2

Bookrunners:	Deutsche Bank Securities Inc.

Morgan Stanley & Co. Incorporated

UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of the prospectus by calling or e-mailing Deutsche Bank Securities Inc. at prospectusrequest@list.db.com or (800) 503-4611, by calling or e-mailing Morgan Stanley & Co. Incorporated at prospectus@morganstanley.com or (866) 718-1649 or calling UBS Securities LLC at (877) 827-6444 ext 561-3884.